<SEQUENCE>2
[DESCRIPTION]STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
Exhibit 11
Sutron Corporation
Computation of Per Share Earnings

					       	Three Months Ended
                                          	March 31,
                                          2000	     1999
                                        	__________	_________
Basic EPS
Average shares outstanding		      4,298,351	4,298,351
Net Income				         	$(166,992)	 $106,987
Net Income per common share		          $(.04)	     $.02

Dilutive EPS
Average shares outstanding		       4,298,351	4,298,351
Effect of dilutive securities		          51,543	   25,900
Total average shares outstanding		 4,349,894	4,324,251
Net earnings				       $(166,992)	 $106,987
Net income per diluted share		           $(.04)	     $.02
